Filed by Atheros Communications, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Intellon Corporation

Commission File No.: 001-33879

Operator

Good afternoon, and welcome to Atheros’ Third Quarter 2009 financial results conference call. At this time, all participants are in a listen-only mode.

(OPERATOR INSTRUCTIONS)

Now, I will turn the meeting over to Dave Allen, Director of Investor Relations. Please go ahead.

David Allen

Thank you operator…

Good afternoon, everyone, and welcome to Atheros Communications’ third quarter 2009 financial results conference call. Joining me today are Dr. Craig Barratt, President and CEO, and Jack Lazar, Chief Financial Officer and VP of Corporate Development.

Before we begin, I would like to remind you that various remarks we make on this call, including those about our projected future financial results, including revenue, expenses and earnings, as well as remarks relating to economic and market trends, product benefits, our future plans, prospects and growth opportunities, the continued adoption of our products, the anticipated benefits of our diversification strategy, our plans to acquire Intellon and the benefits associated with that planned acquisition, and our customers, competitive position, market share, and leadership position in various markets, constitute forward-looking statements.

These forward-looking statements, and all other statements that may be made on this call that are not historical facts, are subject to a number of risks and uncertainties that may cause actual results to differ materially. These forward-looking statements speak only as of the date here-of, and we do not undertake any obligation to update these forward-looking statements.

We refer you to our annual report on Form 10-K for the year ended December 31, 2008, in particular to the section entitled Risk Factors, and to other reports that we may file from time to time with the SEC, including our Form 10-Q for the second quarter of 2009 filed in July and the Form 10-Q for the third quarter we intend to file later today, for additional information on the factors that can cause actual results to differ materially from our current expectations.

We report net income or loss and basic and diluted net income or loss per share in accordance with GAAP, and additionally on a non-GAAP basis, often referred to as pro forma. The Company’s management believes that non-GAAP information is useful because it can enhance the understanding of our ongoing economic performance. We use non-GAAP reporting internally to evaluate and manage our operations. We have chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its own operating results.

A full reconciliation of GAAP to non-GAAP financial data can be found in our earnings release issued earlier today, and we ask that you review this information in conjunction with this call. All numbers that are discussed in today’s conference call are non-GAAP unless otherwise noted.

In addition to this reconciliation schedule, we also have posted on the investor relations section of Atheros.com a spreadsheet with supplemental financial data for your reference.

Now I will turn the call over to Atheros President and CEO, Dr. Craig Barratt. Craig?

Dr. Craig Barratt

Thanks, Dave, and thanks to everyone for joining us today.

In Q3, Atheros had another outstanding quarter. Our revenue of $156.6 million represented an increase of 40% sequentially, and was above our revised guidance of $145m to $150m, or 29 to 34% growth. Net income for Q3 was $29.3 million, or earnings of $0.46 per diluted share; $0.07 above the high end of our revised guidance of $0.35 to $0.39. Third quarter gross margin of 48.4% also exceeded the guided range of 47.5 to 48.0%, and operating profit increased to 19.4%. Jack will discuss the numbers in more detail and provide our guidance for the fourth quarter.

It was just under a year ago when the full force of the economic downturn became apparent to us, and we made a conscious decision to increase our focus on technology innovation, product execution, market share gains, and the continued diversification of our businesses, but to do so with an emphasis on disciplined expense control. Our record revenue and profits in Q3 demonstrate that this strategy is starting to pay off. One example is the highly successful launch of our single-stream 11n Align products, which have been rapidly and widely adopted by most of our PC and retail customers, making Align the fastest volume product ramp in Atheros’ history, and once again validating our belief that delivering both technology and cost leadership is a winning combination for both Atheros and our customers.

Notwithstanding our success this quarter, we remain cautious about the global macro-economic outlook and continue to run the business prudently. While we believe we have achieved significant market share gains and growth rates over those of our peers, we are cautiously planning for at best a gradual economic recovery over the upcoming quarters, while maintaining a realistic sense of the risk that the apparent recovery could revert to renewed recession. We balance this short term caution with our continued dedication to execute on our strategy of building a diversified communications company. To that end, we view this as an attractive time to utilize our strong balance sheet to help further our diversification efforts.

During the third quarter, Atheros entered into a definitive agreement to acquire Intellon Corporation in a stock and cash transaction valued at approximately $244 million on the date of announcement, or $181 million net of Intellon’s cash and cash equivalents. I want to reiterate our excitement about the prospect of adding Intellon’s products to our increasingly diversified and rich portfolio of wired and wireless connectivity technologies. We are also looking forward to welcoming the world-class Intellon team to Atheros. As we mentioned in last quarter’s conference call, Atheros is, at its heart, all about developing solutions that bring to life the consumer experience at the edge of the IP network, and the Intellon products will be an important part of meeting consumers’ growing needs.

We appreciate that many in the industry today recognize Atheros as a leader in WLAN solutions for PC and networking OEMs. While we are proud of our accomplishments in these markets against strong competitors, we have repeatedly expressed our intentions to diversify Atheros into additional large markets, where we can leverage our technical core-competencies and customer base to deliver unique value and, ultimately, build a world-class fabless communications semiconductor company. With this goal in mind, I am particularly pleased that well over 20% of our Q3 revenue was achieved from non-core WLAN markets. Our ROCm mobile WLAN, ETHOS Ethernet products, ROCm GPS and ROCm Bluetooth solutions are driving this diversification. We look forward to discussing this in greater detail at our analyst day event on November 5th.

Let’s now review our Q3 progress in our PC, Networking and Consumer channels.

PC customers accounted for 40% of our Q3 revenue and, as expected going into the quarter, represented one of our strongest channels. The strength in PCs was broad, spanning many customers and segments. In addition to growth in value-oriented notebooks and netbooks, we also saw momentum in medium and higher-end notebooks and WLAN-enabled desktops, or “nettop” platforms.

Our Align products, which provide significant improvements in speed, coverage and power consumption over legacy 11g products, were an important part of our PC growth. Atheros’ XSPAN solutions, which are incorporated into mid-tier and enterprise-grade PCs, also had a strong quarter, not only as a result of a more balanced spending environment, but also due to market share gains with some key OEMs.

As expected, our ETHOS Ethernet product line provided strong growth in Q3 as a result of significant market share gains in notebook, netbook and desktop platforms. With the recent introduction of our fourth generation Fast and Gigabit Ethernet LOM solutions, we are now leading the pack with ground-breaking innovations in the areas of features and power consumption, while meeting the aggressive price points our customers expect. Given our current volumes for Ethernet into PCs, it is now clear that Atheros is a tier 1 vendor of Ethernet LOM and PHY solutions, a significant accomplishment given that we entered this mature market only two years ago.

Another area where we are making good progress with our PC customers is Bluetooth. Today, our Bluetooth products are shipping to multiple PC OEMs. Computing customers are also showing strong interest in our new Bluetooth 3.0 solution as well as our recently announced BT/WLAN combo solution, which offers two critical PC technologies on a single PCI Express half mini card. This solution provides industry-leading power consumption and raises the bar for WLAN, Bluetooth and 3G cellular coexistence by leveraging Atheros’ unique Universal Wireless Cooperation technology.

We recently announced a new family of two-stream XSPAN solutions, featuring enhanced integration, which are capable of 300 Mbps PHY rates. The new AR9287 will make our premium XSPAN technology accessible to an even wider array of products such as netbooks and value notebooks. These products are sampling today and we expect volume shipments in the first quarter of 2010.

We believe we remain well positioned in PCs, with our expanding connectivity product portfolio, to capitalize on several important and positive trends in the PC market over the next few years. These trends include the introduction of Windows 7, an increasing Bluetooth attach-rate, the emergence of WLAN-enabled desktops, a decreased emphasis on CPU and WLAN bundling and, of course, the notable momentum of netbooks.

Our Networking channel represented 38% of our revenue in the third quarter, up 15% sequentially. Within networking, the retail, carrier and enterprise channels each provided double-digit sequential increases in revenue due to strong demand momentum for Atheros’ XSPAN and Align 11n solutions, Ethernet switches and network processors.

In retail, Atheros’ single stream Align products, including the AR7240 WLAN access point SoC with integrated Ethernet switching, continue to provide us market share gains, most recently at customers like Netgear, Linksys and Buffalo. At the high-end, Netgear’s recently introduced RangeMax dual band Wireless N Gigabit Router based on Atheros XSPAN WLAN was very well received by the press and channel customers alike. While our retail channel posted its third consecutive quarter of revenue gains in Q3 on the back of continued market share gains, it is still below Q3 2008 levels reflecting the challenging economic environment worldwide.

In our carrier channel, we continue to work closely with our diverse set of customers to help improve the reliability, range and overall user experience for delivering the triple play services of data, voice, and video. One exciting customer is Ruckus Wireless, which provides its customers a wireless video delivery system designed explicitly for multimedia distribution by carriers. Ruckus’ Smart Wi-Fi system, based on Atheros 11n WLAN technology, delivers a robust multimedia experience throughout the home, including features for auto-provisioning, auto-upgrade, self optimization, remote diagnostics and control, all of which reduce expensive carrier truck-rolls.

The Consumer channel, which includes mobile WLAN, Bluetooth and GPS as well as WLAN and Ethernet for wired digital media devices such as TVs and media players, was 22% of our revenue in the third quarter. Revenue from this channel more than doubled sequentially to a new record level, further demonstrating the diversification of our business.

As expected, gaming was a strong growth driver in Q3 as customers built-up gaming device inventory ahead of seasonal holiday demand. Moreover, revenue from non-gaming Consumer products also provided impressive results, growing more than 50% sequentially, driven by a continued uptake in the handset market for Atheros’ leading AR6002 ROCm mobile WLAN solution. The AR6002 provides unparalleled low power consumption coupled with industry leading throughput performance and market innovating features such as Atheros Direct Connect AP Mode, which provides simple and seamless peer-to-peer WLAN connectivity. Indeed, this feature has proven to be so popular that the WiFi Alliance just last week announced the creation of a specification called Wi-Fi CERTIFIED Wi-Fi Direct, which essentially standardizes Atheros’ Direct Connect, yet another example of Atheros innovation driving the market forward. Atheros has now secured more than 100 design wins since we introduced our first ROCm WLAN solutions.

In the handset market, the WLAN attach-rate continues to climb rapidly as smartphone users increasingly demand the improved connectivity rates offered by WLAN to enable fast web browsing, rapid media sharing and quick application downloads. An October 2009 iSuppli report forecasts that WLAN attach rates in total handsets will reach 13% in 2010, up from 5% last year. Moreover, as 3G cellular networks become increasingly burdened by data-intensive usage around the world, there has been a noticeable change in carrier’s receptivity towards WLAN in handsets. Carriers are now encouraging WLAN inclusion in handsets to help offload the data burden on their wide-area cellular networks. In addition, cellular carriers are establishing partnerships with WLAN hotspot vendors to allow them to seamlessly offload traffic using WLAN. Examples of this include Verizon’s partnership with Boingo and AT&T’s acquisition of Wayport and partnership with Starbucks.

During the quarter, many exciting mobile products were introduced with Atheros ROCm WLAN technology, including Microsoft’s next generation ZuneHD with high performance media capabilities, the T-Mobile Pulse smartphone based on the Android operating system, and the innovative PND-centric Garmin Nuviphone.

Moving to the navigation market, Atheros’ ROCm GPS solutions continue to build a reputation for leading in technology and features at an attractive price point. Building on this credibility, Atheros has established a partnership with PND application processor market leader Samsung LSI, to provide our shared customers reference designs that include Atheros GPS and Bluetooth chipsets. This powerful product combination is already being well received by customers who are looking for leadership in GPS performance.

Looking ahead, we are excited about the many growth opportunities we see in new consumer electronics products, including TVs, Blu-Ray players, media devices and IPTV set top boxes. We are actively involved in many exciting designs that we look forward to discussing after the customers’ products have launched.

In conclusion, Atheros clearly recorded a very strong third quarter on all fronts due to continued execution and keen customer focus. We remain committed to growing our business through a relentless drive towards innovation as a vehicle for competitive differentiation. While we are conscious of the difficult economic environment surrounding us, our focus on market share gains and diversification is paying dividends in the form of our record results and strong momentum. We are well positioned to continue growing Atheros into a leading provider of diversified communications products by gaining share in both existing and new markets. We look forward to sharing our progress with you over the upcoming quarters.

With that, I will now turn it over to Jack, who will provide more details on our third quarter results and our fourth quarter guidance. Jack?

Jack Lazar

Thank you, Craig, and thanks to all of you for joining us today. First, I’ll outline our financial results for the third quarter ended Sept. 30th, and then I’ll provide our fourth quarter guidance.

FINANCIAL RESULTS

Going into the quarter we anticipated a strong Q3. Our results were better than both our initial expectations and our increased guidance issued September 8th. Strong product cycles, market share gains and increased revenue from our diversification efforts enabled us to both exceed our revised third quarter guidance and achieve record revenue and earnings. Additionally, operating expenses decreased 760bps sequentially as a percentage of revenue and operating income of 19.4% was above our long term operating model target. As a reminder, our revised third quarter guidance was for revenue of $145 to $150 million (29% to 34%) and EPS of $0.35 to $0.39.

Revenue was a record $156.6 million, up $44.4 million or 40% sequentially from the $112.2 million recorded in the second quarter. Revenue in the third quarter increased $18.6 million or 13% compared with the $138.1 million achieved in the prior year comparable quarter. Strong WLAN and Ethernet shipments to our PC customers as well as exceptionally strong demand for our ROCm products with gaming, handset and consumer electronics customers fueled this 40% increase in revenue.

Based on product mix data, the breakdown of revenue for our wireless LAN chipsets was as follows:

%	Q309	Q209	Q109	Q408	Q308	Q208	Q108	Q407	Q307	Q207	Q107
11 G/AG	50%	57%	67%	72%	71%	77%	84%	83%	88%	76%	82%
11N	50%	43%	33%	28%	29%	23%	16%	17%	22%	24%	18%

Our 11n revenue reached record levels both in terms of revenue and units shipped in Q3 driven by the rapid adoption of our Align single stream 11n products and the continued strength of our XSPAN shipments. Sales of 11n products to our PC OEM, retail and enterprise customers were particularly strong, driven in part by the ramp in shipments of our Align AR9285 solution. Our Align products are now the fastest ramping chips in the history of Atheros with well over 10m units shipped to date. Combined 11G and AG shipments also increased sequentially in terms of both dollars (Q3-$72.3M vs. Q2-$59.4M) and units (Q3-21.2 M vs. Q2-18.6M), driven largely by mobile gaming, handset and consumer electronics product ramps, as well as strong shipments to our carrier and enterprise customers.

The percentage breakdown of revenue by channel based on data supplied by our ODMs was as follows:

%	Q309	Q209	Q109	Q408	Q308	Q208	Q108	Q407	Q307	Q207	Q107
Networking	38%	47%	48%	45%	54%	56%	59%	52%	56%	50%	52%
PC OEM	40%	39%	31%	35%	39%	37%	34%	43%	40%	45%	39%
Consumer	22%	14%	21%	20%	7%	7%	7%	5%	4%	5%	9%

Networking revenue increased 15%, or $7.7 million (Q3-$60.1M vs. Q2-$52.4M) sequentially. This 15% increase was driven by the strength of 11n shipments to our retail (Q3-$l7.7M vs. Q2-$14.2M), carrier (Q3-$9.6M vs. Q2-$8.6M) and enterprise customers (Q3-$4.9M vs. Q2-$3.8M), as well as strong 11g shipments in our carrier and enterprise channels (up 20%, or $2M).

Revenue from our PC OEMs increased 44%, or $19.3 million sequentially, due to the rapid adoption of our Align and XSPAN 11n products (up 89%, or $18.7M) coupled with a significant increase in Ethernet shipments (up 78%, or $3.9M).

Consumer revenue increased 108%, or $17.5 million sequentially (Q3-$33.6 M vs. Q2-$16.1M). Strong adoption of our ROCm MWLAN products in gaming, handset and consumer electronics products drove record revenue and units in our consumer channel.

Third quarter gross margin was 48.4% up 100 bps from Q2 and 40 bps above the high end of our guidance. The improvement in gross margin was due to a favorable product mix and continued supply chain cost reductions.

Total operating expenses were $45.4 million, up 10.6% sequentially and above the high end of our guided range. While we began hiring again in Q3 and this resulted in increased headcount related expenses, the vast majority of the increased operating expenses in the third quarter related to a one time catch-up in our bonus accrual and the reestablishment of certain employee benefits as a result of our improved performance.

Operating profit reached record levels in the quarter, up 150% sequentially to $30.3 million. Our operating income came in at 19.4% of revenue, an increase of 860bps, exceeding our long-term target model range of 17% to 19%. Compared with Q3 2008, operating income increased 24%.

Interest and other income, was $1.4 million, down $200 thousand from Q2, and our Q3 tax rate was slightly better than anticipated.

Net income was a record $29.3 million or $0.46 per diluted share for the third quarter. This compares with net income of $12.3 million or earnings of $0.20 per diluted share in the second quarter and was $0.07 above the high end of our revised EPS guidance. Average fully diluted shares outstanding were 64.2 million in Q3 and 63.0 million in Q2.

GAAP net income for the third quarter was $38.6 million, or $0.60 per diluted share. This compares with a GAAP net loss of $250 thousand or $0.00 per diluted share in the second quarter of 2009. A full reconciliation of GAAP to non-GAAP financial measures can be found in our press release.

Included in our GAAP net income for the quarter was an $874 thousand charge related to the additional impairment of our auction-rate securities, acquisition costs of approximately $1 million related to the proposed Intellon transaction and a $21.7 million one-time benefit resulting from the favorable settlement of a foreign tax liability.

Turning to the balance sheet, as of Sept. 30th, total cash, cash equivalents and short-term marketable securities were a record $382.8 million, up $42.2 million from the prior quarter end. This was primarily driven by $39.0 million in cash generated from operations.

DSOs were 35 days in Q3, down from 37 days in Q2 and well below our target range of 45 to 55 days due to linearity of shipments throughout the quarter and exceptionally strong cash collections. Inventory turns increased to 7.5 times from 6.7 in Q2 and were above our target range of 5 to 6 times. Days of inventory on hand were reduced to 49 days from 55 in Q2.

The company continues to have no debt. Total current liabilities at the end of Q3 were $103.4 million. During the third quarter of 2009, our capital expenditures and depreciation were $1.2 million and $1.3 million, respectively.

As of Sept. 30th, we had 1,099 full time employees, up 31 from the end of Q2.

GUIDANCE

I’ll now move on to our guidance for the fourth quarter. As previously announced on September 8th, we have entered into a definitive agreement to acquire Intellon Corporation. We currently expect this transaction to close in December. Our guidance for the fourth quarter excludes the consolidation of Intellon results upon the expected closing of the transaction later this year.

Over the past two quarters, our business has improved significantly as a result of strong product cycles, continued market share gains and a significant increase in revenue related to our diversification efforts. In Q4, we once again expect our business to improve. In our core WLAN business, we anticipate a continued increase in 11n revenue driven by the ongoing adoption of our Align and XSPAN products. Additionally, we expect continued market share gains for our Ethos Ethernet products will result in yet another quarter of record Ethernet shipments. As a result, we expect revenue to increase in both our Networking and PC channels with the Networking channel being the stronger of the two. Consumer channel revenue will also be strong due primarily to increases in ROCm MWLAN revenue with gaming and handset customers. Based on the overall strength of our business and our current visibility, we anticipate Q4 revenue will be in the range of $170-$175 million (8.5% to 11.7% sequentially).

The overall pricing environment for our products is very competitive and we expect this to continue in the fourth quarter. We expect ASP declines to be partially offset by a ramp of our costed down WLAN solutions and an expected favorable product mix. We therefore currently anticipate our fourth quarter gross margins will be in the range of 48.0% to 48.5%.

As we have done throughout the economic downturn, we will continue to invest prudently in the people, product tape-outs and infrastructure necessary to support our continued long-term growth and entry into new markets, but will do so with the moderation that is appropriate for these times. In the fourth quarter we currently expect operating expenses will be between $44.5 and $46 million representing a range of down 2% to up 1% sequentially. The majority of this increase will be R&D related including significant investments in new product development including headcount additions.

We expect interest income to be relatively flat and our estimated pro forma tax rate for Q4 is expected to be approximately 12.5%.

Accordingly, for the fourth quarter, we anticipate EPS to be in a range of $0.51 to $0.54 based on fully diluted shares outstanding of approximately 65.5 million.

In the third quarter, Atheros delivered significantly better than anticipated top and bottom-line results. Based on the midpoint of the fourth quarter revenue and EPS guidance we just provided, we now anticipate full year 2009 revenue growth of over 10% and EPS growth of over 15%. While our core WLAN business has recovered from its lows at the beginning of the year, it is our investment in diversification that has provided us much of this growth. Building on the strength of diversification efforts in the first three quarters of the year, we expect well over 20% of our 2009 revenue will come from our MWLAN, Ethernet, GPS and Bluetooth product lines clearly demonstrating that our strategy to build a diversified communications company is starting pay dividends. Additionally, upon the expected closing the Intellon transaction later this quarter, we will further strengthen our diversification efforts as we head into 2010. While we are quite cognizant of the difficult worldwide economic environment surrounding us and we continue to proceed cautiously, we are also quite pleased with our strong design win activity and the progress we are making towards the achievement of our long term vision for Atheros.

With that, let me hand it back over to Craig.

Dr. Barratt:

Thanks Jack. Operator, we are now ready for questions.

Operator:

At this time if anybody has any questions, please press *1 on your touch tone phone.

After Q&A, Dr. Barratt:

I would like to thank all of you for joining us today. I would also like to especially thank our employees who have worked so hard to provide our customers with great new products and industry-leading technology.

Atheros will be participating in six investor events this quarter:

On Nov. 5th, Atheros will be hosting an analyst day event in Santa Clara, CA;

On Nov. 12th, we will be participating in the Thomas Weisel Partners Midwest One-on-One Conference in Chicago;

On Nov. 19th, we will be participating in the UBS First IT Hardware Foodchain Mini Conference in New York;

On Dec. 2nd, we will be presenting at two conferences: NASDAQ OMX 23rd Investor Program in London; and at the Credit Suisse Annual Technology Conference in Scottsdale, Arizona; and finally

On Dec. 8th, we will be presenting at the Barclays Capital Global Technology Conference in San Francisco.

Thanks again for your interest in Atheros. Good-bye for now.

Important Additional Information and Where You Can Find It.

In connection with the proposed acquisition of Intellon Corporation, Atheros has filed a Registration Statement on Form S-4 containing a proxy statement/prospectus and other documents concerning the proposed acquisition with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read the proxy statement/prospectus and any amendments thereto when they become available and other relevant documents filed with the SEC regarding the proposed transaction because they will contain important information. Investors and security holders may obtain a free copy of the proxy statement/prospectus, as amended (when it is available), and other documents filed by Atheros and Intellon with the SEC at the SEC’s web site at http://www.sec.gov. The proxy statement/prospectus, as amended (when available), and other documents filed with the SEC may also be obtained for free by contacting Atheros Investor Relations by e-mail at ir@atheros.com or by telephone at (408) 830-5672 or by contacting Intellon Investor Relations by e-mail at suzanne@blueshirtgroup.com or by telephone at (415) 217-7722.

Atheros, Intellon, and their respective directors, executive officers, certain members of management and certain employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Additional information concerning Atheros’ directors and executive officers is set forth in Atheros’ Proxy Statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 6, 2009. Additional information concerning Intellon’s directors and executive officers is set forth in Intellon’s Proxy Statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2009. These documents are available free of charge at the SEC’s web site at www.sec.gov or by going to, respectively, Atheros’ Investors page on its corporate website at www.atheros.com and Intellon’s Investor Relations page on its corporate website at www.intellon.com. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, and a description of their direct and indirect interests in the proposed transaction, which may differ from the interests of Atheros or Intellon stockholders generally will be set forth in the proxy statement/prospectus when it is filed with the SEC.